Exhibit 99.1

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

Tiziana Life Sciences plc

("Tiziana" or the "Company")

Tiziana is Pleased to Retain Dr. Napoleone Ferrara to Serve on Its Scientific Advisory Board for an Additional Three-Year Term

-	Dr. Ferrara is the discoverer of Avastin® and Lucentis®, multi-billion dollars antibody drugs from Genentech
-	A member of National Academy of Sciences and recipient of several prestigious awards, including the Lasker award.

New York/London, 20 August, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA; AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, announces that Dr. Napoleone Ferrara, MD, Professor at the University of California San Diego Medical Center, has agreed to serve on its scientific advisory board (SAB) for an additional three year term. Dr. Ferrara brings 30 plus years of experience in clinical development of monoclonal antibodies (mAbs), which has been very useful in the formulation and clinical development of Foralumab, a fully human anti-CD3 mAb, as well as other immunotherapy projects.

Dr. Ferrara is a member of The National Academy of Sciences and has received numerous prestigious awards, including the Lasker Award and the Breakthrough Prize in Life Sciences. His research on understanding the role of angiogenesis and vascular endothelial growth factor (VEGF) in cancer development, led to the development and approval of humanized anti-VEGF mAbs (Bevacizumab; Avastin®) for cancer treatment. Dr. Ferrara also discovered that VEGF is a key mediator of angiogenesis associated with intraocular neovascular syndromes. This pioneering research led to the clinical development of a humanized anti-VEGF Fab (Ranibizumab, Lucentis®), which has also been approved as a therapy for neovascular age-related macular degeneration (AMD), retinal vein occlusion and diabetic macular edema. Ranibizumab and other anti-VEGF agents have had a dramatic impact on the development of therapies for these blinding disorders.

Dr. Napoleone Ferrara stated: “I am excited to continue to serve on Tiziana’s SAB as I believe that the immunotherapy pipeline of the company is highly innovative and conceptually very logical. The approaches to administer mAbs by oral and nasal routes to stimulate mucosal immune system to induce disease modifying benefits are like human physiological defense systems. Thus, these alternative routes of administration have potential to transform immunotherapies.”

“We are delighted to continue our relationship with Dr. Ferrara as he brings deep experience in the clinical development of immunotherapeutic drugs. We are in clinical development of oral and nasal administration of Foralumab, a fully human anti-CD3 mAb, for treatments of Crohn’s Disease and progressive multiple sclerosis (pro-MS), respectively. Additionally, we are also developing inhalation administration of anti-IL-6 receptor (TZLS-501) mAb directly to the lungs for the treatment of COVID-19 patients. Dr. Ferrara’s experience with mAbs will be extremely useful for us in the clinical development of our innovative mAb delivery approaches and for further development of our immunotherapy-based assets” commented Dr. Shailubhai, CEO and CSO of Tiziana Life Sciences.

The person who arranged for the release of this announcement on behalf of the Company was Dr Kunwar Shailubhai, Chief Executive Officer and Chief Scientific Officer of the Company.

About TZLS-501

TZLS-501, a fully human mAb, was acquired from Novimmune, a Swiss biotechnology company, in 2017. The cytokine, IL-6, a major determinant in the priming of pathogenic T cells to produce an inflammatory response, binds to its receptor subunit IL-6Rα on the cell membrane. The cytokine, IL-6, appears be a major determinant in the priming of pathogenic T cells to produce an inflammatory response. The receptor IL-6Rα can be shed as a soluble sIL6Rα, which binds to circulating IL-6 cytokine in the blood. The downstream signaling from which sIL-6R is implicated mediates pro-inflammatory effect underlying the inflammatory diseases such as rheumatoid arthritis (RA) and acute respiratory distress syndrome (ARDS). The Company believes that the novel features of TZLS-501 consisting of its dual mechanism of action to inhibit signaling by the membrane-bound and soluble IL-6 receptor and the rapid depletion of circulating IL-6 cytokines, which is the major cause of lung damage, provides this mAb with distinct advantages for treatment of COVD-19

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:
Tiziana Life Sciences plc
Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0880
Liam Murray / Jo Turner

Optiva Securities Limited (Broker)	+44 (0)20 3981 4173
Robert Emmet

United States:

Investors
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com